Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Shareholders of ReneSola Ltd (the “Company”) will be held at the office of Kirkland & Ellis International LLP at 11th Floor, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong New District, Shanghai, China at 2:00 p.m. (Beijing time) on 29 August 2016 for the purpose of considering and, if thought fit, passing the following resolutions by a simple majority of the votes cast by the shareholders present in person or by proxy at this meeting:

1.	As a resolution of shareholders, to receive, consider and approve the consolidated financial statements of the Company for the year ended 31 December 2015, together with the reports of the auditors thereon.

2.	As a resolution of shareholders, to re-elect Mr. Xianshou Li as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company's articles of association.

3.	As a resolution of shareholders, to elect Ms. Julia Xu as an independent director of the Company in accordance with the Company's articles of association.

4.	As a resolution of shareholders, to elect Mr. Weiguo Zhou as an independent director of the Company in accordance with the Company's articles of association.

5.	It is noted that the Company’s 2007 Share Incentive Plan (“Plan”) will expire on 12 September 2017. In order to continue to incentivize the Company’s employees, directors and consultants, the Board has recommended that the Plan be amended and restated with an additional ten year term.

As a resolution of shareholders, to amend articles 10.1 and 10.2 of the Plan as follows in order to change the term of the Plan, as amended and restated, to the period from 29 August 2016, the date of the annual general meeting of the Company, to 29 August 2026, the tenth anniversary of the date of the Effective Date:

10.1	Effective Date. The Plan, as amended and restated, is effective on August 29, 2016, the date of shareholders’ approval at the annual general meeting of the Company (the “Effective Date”).

10.2	Expiration Date. The Plan, as amended and restated, will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

6.	As a resolution of shareholders, to authorise the board of directors of the Company to re-appoint Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company until the conclusion of the next general meeting of the shareholders of the Company.

19 July 2016

By order of the Board of Directors	Registered office
RENESOLA LTD	Craigmuir Chambers P.O. Box 71, Road Town, Tortola, British Virgin Islands
Registered No. 1016246
Xianshou Li
Chairman

Notes

1.	Copies of the Company’s Annual Report 2015, Form of Proxy and Form of Poll Card and this Notice of Annual General Meeting are available for viewing on or about 19 July 2016 on the Company’s investor relations website at http://ir.renesola.com. Requests for a copy of the Company’s Annual Report 2015 free of charge can be directed to the Company at ir@renesola.com or ReneSola Ltd, Investor Relations, Level 15, 500 West Yan’an Road, Shanghai, People's Republic of China 200050 (Re: ReneSola Annual Report 2015), or to Capita Asset Services at ssd@capitaregistrars.com or Capita Asset Services, Shareholder Services, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (Re: ReneSola Annual Report 2015).

2.	A member entitled to attend and vote at the Annual General Meeting convened by the above Notice is entitled to appoint one or more proxies to attend, speak and vote on his behalf. A proxy need not be a member of the Company.

3.	In the case of joint holders, if two or more persons hold shares of the Company jointly each of them may be present in person or by proxy at the meeting of the Shareholders and may speak as a Shareholder, if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners and if two or more are present in person or by proxy they must vote as one.

4.	To appoint a proxy you should complete the Form of Proxy enclosed with this Notice of Annual General Meeting. To be valid the Form of Proxy, together with the power of attorney or other authority (if any) under which it is signed or notarially certified or office copy of the same, must be delivered to the offices of Capita Asset Services at PXS1, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4ZF by no later than 48 hours before the time fixed for the meeting or any adjourned meeting (excluding Saturday, Sunday and public holidays in United Kingdom and China).

5.	Any alterations made to the Form of Proxy should be initialled.

6.	In the case of a corporation the Form of Proxy should be given under its Common Seal or under the hand of an officer or attorney duly authorised in writing.

7.	Registered holders of American Depositary Shares at close of business on 29 July 2016 (New York Time) will receive a Depositary Receipt Voting Instruction Card for this purpose and the Depositary Receipt Voting Instruction Card must be completed, signed and returned on or prior to 19 August 2016 at 5:00 p.m. (New York Time). Voting Instruction Cards for registered holders may be returned to the US Depositary (The Bank of New York Mellon) at:

Proxy Tabulator For ReneSola Ltd

P.O. Box 8016

Cary, NC 27512-9903

8.	If you hold American Depositary Shares representing shares in the Company indirectly through a financial intermediary (Bank or Brokerage Firm), you must rely on the procedures of the financial intermediary through which you hold your shares to ensure participation in the shareholders meeting.

9.	Pursuant to Regulation 7.4 of the articles of association of the Company, the Board has determined that only those members registered in the relevant register of members of the Company at close of business on 29 July 2016 shall be entitled to attend and vote at the shareholders meeting or, if the meeting is adjourned, close of business on such date being not more than two days prior to the date fixed for the adjourned meeting. Changes to entries in the register of members after close of business on 29 July 2016 shall be disregarded in determining the right of any person to attend or vote at the meeting.

ReneSola Ltd is a BVI incorporated company with a registered number of 1016246